AGENIX LIMITED
11 Durbell Street P.O. Box 391
Acacia Ridge QLD 4110
Australia
Tel : +61 (0)7 3370 6396
Fax : +61 (0)7 3370 6370
Website : www.agenix.net

82-34639

04010956

~~SEC#82-5258~~

17 March 2004

US Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street NW
WASHINGTON DC 20549
USA

SUPPL

SEC MAIL PROCESSING
RECEIVED
MAR 26 2004
WASH. D.C. 187 SECTION

Dear Sir

Re: Submission Under Rule 12g3-2(b) - Agenix Limited

We refer to the attached announcement that was made to the Australian Stock Exchange on 16 March 2004, and by virtue of our requirements under Rule 12g3-2(b), are providing you with a copy of this.

Yours sincerely

PROCESSED
MAR 30 2004
THOMSON FINANCIAL

Neil Leggett
Company Secretary

dlw 3/30

AGENIX

Company Announcement

AGEN Biomedical to Proceed to Trial in US Patent Infringement Hearing

Tuesday 16 March 2004

Brisbane-based biotechnology company Agenix Limited [ASX: AGX, NASDAQ: AGXLY] today announced that 100% subsidiary AGEN Biomedical Limited would proceed to trial against Synbiotics Inc, its former distribution partner in the United States.

Initially, Synbiotics has been granted a temporary restraining order preventing Agen from selling its canine heartworm kit in the United States for the next twenty-eight days, pending the outcome of a preliminary injunction hearing on April 12. Synbiotics' previous application for a preliminary injunction was denied by Judge Brewster in December 2003. This temporary restraining_order does not affect inventory at VedCo or it's distributors, which remains free to sell the STATScreen™ CHW test in the United States, ensuring continued market supply of this product. Synbiotics has been required to post a bond to cover losses that AGEN may suffer due to this order, should AGEN prevail in this case.

Synbiotics Inc based its preliminary injunction case on its claim that the canine heartworm product distributed in the US by AGEN Biomedical infringes one of the patents held by Synbiotics. The case was a counter suit in response to an action initiated by AGEN Biomedical, which sought declaratory relief.

Despite the ruling, AGEN Biomedical remains confident that the company does not infringe Synbiotics' patent and will ultimately prevail in the case.

"We do not like being in litigation, but we are determined to defend our rights to the fullest extent possible," said Don Home, Managing Director of Agenix Limited. "AGEN Biomedical initiated this action to remove any uncertainty in the market place and allow us to get on with business. AGEN will continue to have a forthright and pro-active stance on issues of intellectual property."

For more information contact:

Mr Donald Home
Managing Director
Agenix Limited
Ph: 61 7 3370 6300

Ms Stephanie Paul
Managing Director
Phillips Group
Ph: 61 7 3230 5000

Agenix Limited [ASX:AGX, NASDAQ: AGXLY] is a listed company based in Brisbane, Australia. It manufactures, distributes and markets human and veterinary diagnostic test kits, over-the-counter pharmaceuticals and infant-care products via its wholly-owned subsidiaries AGEN Biomedical and Milton Pharmaceuticals. Agenix focuses on developing a horizontally-integrated product portfolio to service the needs of the acute phase thrombosis market. Agenix's lead candidate is its high-technology ThromboView® blood clot-imaging project, which is currently undergoing human trials. ThromboView® uses radiolabelled antibodies to locate blood clots in the body. It could revolutionise the US $3 billion global clot diagnostic imaging market. ThromboView® is being developed with the assistance of the Federal Government through its START scheme. Agenix employs 200 staff and sells its products to more than 50 countries. ThromboView® is a registered trademark of AGEN Biomedical.

www.agenix.com